UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD

SPECIALIZED DISCLOSURE REPORT

CHART INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-11442	34-1712937

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

3055 Torrington Drive, Ball Ground, GA 30107

(Address of principal executive offices, including zip code)

Herbert Hotchkiss
(770-721-8878)
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
X    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 — Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry

We conducted an analysis of our products and found that cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) are contained in some of our products or components used in our products.   Therefore, for the reporting period from January 1 to December 31, 2020, we conducted a reasonable country of origin inquiry (“RCOI”) which was reasonably designed to determine whether any of the necessary 3TG contained in our products originated or may have originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap resources.
To conduct our RCOI, we engaged with our suppliers and made inquiries to those suppliers about the country of origin of those necessary 3TG minerals. In our supplier engagement, we requested information from our suppliers about their supply chain and about the country of origin of 3TG which they supplied to us. Because we do not have direct relationships with smelters or refiners in our supply chain, we asked our suppliers to engage with their own suppliers to gather the requested information.
The description of our RCOI process and the results of our inquiry are included in our Conflict Minerals Report, attached as Exhibit 1.01 to this Form SD. Our Conflict Minerals Report for the calendar year ended December 31, 2020, is also publicly available at http://ir.chartindustries.com/.
Item 1.02    Exhibit

See Exhibit 1.01 to this Form SD, incorporated herein by reference.

Section 2 — Exhibits
Item 2.01    Exhibits

Exhibit Number	Description of Exhibit
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Chart Industries, Inc.

Date: May 20, 2021
/s/ Herbert Hotchkiss
By: Herbert Hotchkiss Vice President, General Counsel and Secretary